Contact

www.linkedin.com/in/
dominicpurpura (LinkedIn)

Top Skills

Business Ownership

Start-up Leadership

Start-up Ventures

Languages

English (Native or Bilingual)

Honors-Awards

California State Playoffs MVP -
Baseball

Dominic Purpura

Owner of Mela (Watermelon Water) - We source watermelons from
's most exotic locations (from local farmers) & put them in a can!
Miami Beach, Florida, United States

Summary

Heart. Determination.

———

Experience

Mela Water
Owner / CEO
August 2021 - Present (2 years 10 months)
Orange County, California, United States

The greatest watermelons on earth, in a can.

ℙ

Natural Electrolytes & Antioxidants

Superior Hydration

Non-GMO

Vegan

Baja Jerky
Southern California Regional Sales Manager
July 2019 - January 2022 (2 years 7 months)
Greater San Diego Area

Goatifi
Founder
May 2018 - January 2022 (3 years 9 months)
Greater San Diego Area

Goatifi is a leading supplement, nutrition and fitness brand designed specially

for athletes.

goatifi.com

Wazood
Founder
January 2014 - January 2022 (8 years 1 month)
San Diego State

Wazood is social exchange platform designed for college students at each individual campus across the country. The site gives students the ability to find textbooks, housing, furniture and anything they may need in one centralized place. Providing users with a quick and simple platform for exchanging items, Wazood ensures speedy and efficient transactions on campus. Wazood is revolutionizing the way students connect and work together on campus.

As the President and CEO of Wazood, I am responsible for creating, planning, implementing, and integrating the strategic direction. This includes responsibility for all components and departments. I make sure organization's leadership maintains constant awareness of both the external and internal competitive landscape, opportunities for expansion, customers, markets, new industry developments and standards, and so forth. Competitive innovation is what I constantly strive to achieve, standing as a visionary and leader.

My objectives are to consistently innovate Wazood. Creating a social platform for students to understand, love and utilize regularly. I focus on the student's needs, with an understanding of strong business.

Education

San Diego State University-California State University
Bachelor's Degree, Entrepreneurship/Entrepreneurial Studies · (2015 - 2017)

Orange Coast College
Associate's Degree, Business Entrepreneurship · (2012 - 2015)

Carthage College
· (2012 - 2012)